Via Edgar and Overnight Mail                                                                                                                                April 7, 2009

Mr. Michael Clampitt, Senior Attorney
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:           K-Fed Bancorp
File No. 000-50592
Form 10-K for the fiscal year ended June 30, 2008
Form 10-Q for the quarter ended September 30, 2008
Form 10-Q for the quarter ended December 31, 2008

Dear Mr. Clampitt:

This letter sets forth the responses of K-Fed Bancorp, Inc. (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 1, 2009 in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008 and the Quarterly Report on Form 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.  The relevant text of the Staff’s comments has been included in this letter.

Form 10-K

Business, page 2

1.
In future filings, please revise the section entitled “Market Area,” on page 3, to update your description to describe current conditions in your principal market area of California including, but not limited to, the following:

•	general economic conditions compared to the national average;
•	unemployment rate compared to the national average and compared to the previous year;
•	the drop in single family home and multifamily building permits;
•	the drop in prices of single family home and multifamily building and commercial real estate;
•	the drop in the number of sales of single family home and multifamily building and commercial real estate; and
•	the increase in foreclosures of residential and commercial properties.

Response:
In future filings, the Company will revise the section entitled “Market Area” to further describe current conditions in our principal market area of California.

Item 1A .Risk Factors, page 39

2.
In future filings, please revise this section to identify and include the “most significant” risk factors as required by Item 503(c) of Regulation S-K (rather than stating that you face risks and have included some of them in the Form).  In addition, where the disclosure would be enhanced by providing amounts, please disclose and compare to the amounts from the previous period.

Response:
In future filings, the Company will revise the section entitled “Risk Factors” to identify the most significant risk factors.  In addition, amounts will be included where the disclosure would be enhanced.

3.	Revise the risk related to nonconforming loans to provide disclosure as to the percentage that are current and compare to the percentage current at the comparable previous period.

Response:
In future filings, the Company will revise the risk related to nonconforming loans to provide disclosure as to the percentage that are current as compared to the comparable previous period.

Form 10-Q as of December 31, 2008

Asset Quality, page 15

4.
We note that the allowance for loan losses was 0.53% of total loans at December 31, 2008 compared to 0.43% at June 30, 2008 while non-performing loans to total loans has increased from 0.23% at June 30, 2008 to 0.69% at December 31, 2008.  Please tell us and disclose in your future filings the following:

•	The nature of and reasons for the increase in non-performing loans;
•	How the increase in non-performing loans specifically impacted your determination of the allowance for loan losses at December 31, 2008;
•	Changes in asset quality and other factors you considered in determining the allowance for loan losses at December 31, 2008; and
•	How changes in estimation methods and assumptions affected the allowance, if applicable.

Please revise future filings to include all of the disclosures required by paragraph 20 of SFAS 114.

Response:
The increase in non-performing loans is a result of the increased delinquency in our one-to-four family loans as a result of the continued deterioration in the housing market as well as deteriorating general economic conditions and increased unemployment.
The increase in non-performing loans has impacted our determination of the allowance for loan losses at December 31, 2008.  Non-performing loans are assessed to determine impairment.  Loans that are found to be impaired are individually evaluated and a specific valuation allowance is applied.   Accordingly the Company’s specific valuation allowance has increased from $334,000 at June 30, 2008 to $949,000 at December 31, 2008.
Changes in asset quality were considered in the allowance for loan losses based on a detailed analysis of all potential problem loans, including delinquent loans. Each delinquent loan was evaluated for impairment based on the loan balance, the borrower’s ability to pay and collateral value. The other factors reviewed in determining the allowance for loan losses included loss ratio trends by loan product and concentrations in (1) geographic regions, (2) interest only loans, (3) stated income loans and (4) loans with credit scores less than a specified amount. The company also reviewed the debt service coverage ratios and seasoning for income property loans.

The Company has not changed its estimation methods or assumptions related to the allowance for loan losses.
In future filings, the Company will revise the document to include all disclosures required by paragraph 20 of SFAS 114.

It is our understanding that none of your comments requested that we revise any past filing. We therefore have not amended any past filing in connection with this letter.  Should you have any questions concerning the foregoing, please do not hesitate to call the undersigned at (626) 339-9663 ext. 1207

Sincerely,

/s/ Dustin Luton
Dustin Luton
Chief Financial Officer